Exhibit 14.1

An open letter to our stakeholders:

At Newmont, we are committed to high ethical standards and leading in corporate responsibility. That responsibility includes a mandate for ethical behavior by all of our employees, officers and directors, and by our partners, vendors and contractors when they are working with us or on our behalf. That mandate is the subject of our Code of Conduct.

Our corporate responsibility also includes an unwavering adherence to the social, environmental, and economic principles of sustainable development, and the ongoing role of sustainability as a critical differentiating factor in who we are and how we conduct our business.

In addition to our commitment to sustainability, we will promote fundamental human rights, especially of those who live in the communities where we operate and those with whom we work.

In 2013, we started every group meeting at Newmont with a discussion of safety. While we focus on physical safety in our mining operations, our emphasis on ethical standards and corporate responsibility reflects our commitment to safe business practices and working to ensure that we positively impact all of our stakeholders. We are honored to lead Newmont and want all of our employees, contractors, partners, Board of Directors and valued stakeholders to be proud of how we conduct ourselves in every circumstance.

Sincerely,

Gary J. Goldberg	Vincent A. Calarco
President and Chief Executive Officer	Board of Directors, Independent Chairman

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NEWMONT’S CODE OF CONDUCT (“CODE”)

Overview of Our Code

Newmont’s Code of Conduct sets out threshold expectations of behavior for Newmont employees, officers and directors, and for our business partners, vendors and contractors when they are working with us or on our behalf. These expectations should be visible at all times to our co-workers, host communities and governments, shareholders, and other individuals and groups whose opinions influence our success. Collectively, these are our stakeholders.

The Code expresses Newmont’s expectations in general terms. It does not address every situation that may arise. If you find yourself in a situation that presents a difficult ethical decision and you cannot find the guidance you need here, or in any of the Policies, Standards or supporting documents that Newmont has adopted, you should ask your manager or your regional Ethics Advocate, or ask a question through the Ethics Solutions Tool, which can accept anonymous submissions. Our Code and Policies are publicly available through our website, and our Standards and Guidelines are available on Prospector or, for non-Newmont employees, through your Newmont supervisor.

At Newmont, our expectation is that managers will set a tone for ethical behavior for all of their employees, and that managers will lead by example. We also expect that their doors will be open to employees with questions about ethics and compliance. All of the resources described here are designed to ensure that issues and questions can easily be raised and appropriately addressed, and that employees get answers.

While the Code includes a number of sections that relate to specific laws, most of the Code is based on good common sense and sound judgment. If you step back from a situation and ask yourself, “what’s the right thing to do?” you will most often arrive at the right solution. It can also be useful to ask yourself: “how would I feel if my decision were featured on the front page of the newspaper?” or “would I be proud to explain my actions to my co-workers, family members and friends?”

Finally, in our global operations, local cultural norms sometimes conflict with Newmont’s legal obligations or Policies. When such a situation arises, please consult the resources listed above and the legal department. In these cases, Newmont’s legal obligations and Policies must control your conduct.

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STANDARDS OF CONDUCT AT NEWMONT

1.	We work safely. We are committed to an accident and injury free workplace, and to protecting the health and wellbeing of our employees. Full and consistent implementation of Newmont’s safety standards, systems and procedures is required wherever we operate. Please see our Health and Safety Policy for more on these topics.

2.	We promote sustainability. We adhere to the social, environmental, and economic principles of sustainable development, and the ongoing role of sustainability as a critical differentiating factor in who we are and how we conduct our business. Our commitment to sustainability includes the promotion of fundamental human rights, especially of those who live in the communities where we operate and those with whom we work. Please see our Sustainability and Stakeholder Engagement Policy for more on these topics.

3.	We value diversity and work respectfully. We welcome employees from a wide range of cultures and races and seek to maximize local employment so our workforce reflects the communities where we operate. Please see our People Policy and our Sustainability and Stakeholder Engagement Policy for more on these topics.

4.	We make hiring and promotion decisions fairly. Newmont is an equal opportunity employer. We recruit, select, place, promote and compensate employees on the basis of their qualifications for the job and do not discriminate against one another on the basis of national origin, race, religion, sex, sexual orientation, disability or age or any other attribute that is protected by local laws. Please see our People Policy for more on these topics.

5.	We work collaboratively. We work together toward solutions that benefit our business and our stakeholders. Harassment (including all forms of sexual harassment and harassment based upon other legally protected categories), bullying, rude or disrespectful behavior, lewd comments, and pornography are not allowed, and Newmont prohibits any acts or threats of violence while conducting business on or off Company property. Please see our People Policy for more on these topics.

6.	We work honestly and in the best interests of Newmont. We are truthful in our work related interactions, whether in explaining a problem to our supervisor or in reporting results. We will not let gifts or entertainment improperly influence decisions related to Newmont. We avoid situations where Newmont’s interests and our own interests conflict, or even appear to be inconsistent. We do not take personal advantage of opportunities that we discover through our work for Newmont, and we do not use Newmont property or information for our own or our family members’ or friends’ gain. We recognize that our behavior away from the workplace can impact Newmont and our employment, and we report all legal charges (including traffic violations if we operate a vehicle for the Company) or convictions to our supervisors and the Human Resources department in a timely manner. Please see our Business Integrity Policy and our People Policy for more on these topics.

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7.	We follow established standards for operations and resource development. These standards are designed to ensure we perform in a manner that will deliver value for all of our stakeholders while honoring our commitments to corporate responsibility. Please see our Operations and Resource Development Policy for more on these topics.

8.	All of our relationships are based on integrity. Our interactions with our business partners and all government officials and agencies, whether local, regional, or national, must be beyond reproach. As a founding member of the Partnering Against Corruption Initiative, we prohibit corruption and we only use appropriate and lawful means when we engage with government officials, our partners and other stakeholders to act for the benefit of Newmont. Please see our Business Integrity Policy for more on this topic.

9.	We behave honestly in the marketplace. We will not trade in Newmont stock or the stock of any other company based on material information that has not been disclosed to the public, and we will not disclose such information to others so that they may trade based on it. Please see our Business Integrity Policy for more on this topic.

10.	We protect the value of Newmont’s assets, including its physical assets, its information and data, and its good name and reputation. We follow applicable security and information technology standards to protect Newmont’s physical assets and intellectual property from theft, loss, damage, or misuse. We safeguard Newmont’s confidential information from unauthorized disclosure, changes or loss, and we uphold the value of Newmont’s reputation and good name whenever we represent the Company. Please see our Asset and Value Protection Policy for more on this topic.

11.	We speak up when we see issues or have questions, and cooperate candidly in investigations. We communicate with our managers or our regional Ethics Advocate, or we report issues to the Ethics Solution Tool if we have questions about or feel that we are being pressured to violate our ethical responsibilities, or see others doing so. We also candidly cooperate in investigations regarding ethics and compliance matters. Please see our People Policy for more on this topic.

12.	We support and protect those who speak-up. No employee will be retaliated against in any way for asking questions or voicing concerns about our legal or ethical obligations when acting in good faith. Please see our People Policy for more on this topic.

13.	We are accountable for upholding the Code. Every Newmont employee, officer, director, partner, vendor, and contractor engaged on behalf of the Company is accountable for complying with Newmont’s Code, Policies, Standards and Guidelines, and all local and national laws, and applicable regulations in all countries where Newmont does business. Failure to live up to the responsibilities in our Code may result in disciplinary action, up to and including termination of employment. Please see our People Policy for more on this topic.

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14.	How our governance works. This Code reflects our expectations of one another as we work to advance the interests of Newmont and its stakeholders. It is the foundation of our Ethics and Compliance Program and our internal governance, which consists of the Policies listed below and relevant Standards, Guidelines and other supporting documents.

a.	Health and Safety Policy

b.	Operations and Resource Development Policy

c.	Asset and Value Protection Policy

d.	Business Integrity Policy

e.	People Policy

f.	Sustainability and Stakeholder Engagement Policy

15.	Resources and contact information

a.	Ethics Advocates

b.	Corporate Ethics and Compliance Team

c.	Ethics Solutions Tool

www.ethicssolutionstool.ethicspoint.com

1.800.968.8010

The Code does not represent, and may not be interpreted as an employment contract or other legally binding agreement between Newmont and any employee or any other person or entity. Similarly, no person or entity may claim to be a third party beneficiary of this Code. Unless covered by a collective bargaining agreement or specific employment contract or inconsistent with applicable local law, employment with Newmont is at-will, which means that either the employee or Newmont may terminate the employment relationship at any time, with or without cause, justification or explanation to the other. Unless contrary to local law or a collective bargaining agreement, the at-will nature of any Newmont employee’s individual employment relationship with Newmont can only be modified by contract through a written agreement signed by both the employee and either the Executive Vice President, Human Resources or the Chief Executive Officer.

Code acknowledgement and process for waiver

The version of the Code provided to Newmont employees includes an explanation that this Code is not a contract of employment. That version also includes sections describing the meaning of receipt of the Code and employees’ acknowledgement of it.

The Code is available to Newmont employees through the Prospector internal web site under the Ethics Tab and has been provided in printed form to Newmont employees without regular computer access.

Waiver. This Code cannot be waived without appropriate approval. If you encounter a situation that you believe may require waiver of a provision of the Code, raise the issue promptly with your manager, your regional Ethics Advocate or through a submission to the Ethics Solutions Tool. Directors and executive officers who seek a waiver should address the Board of Directors or a designated committee of the Board. Waivers for Directors and executive officers will be disclosed to the extent and in the manner required by law, regulation, or stock exchange listing standard.

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